 As Filed With the Securities and Exchange Commission on September 10, 2001


                                               Registration No. 333-60272

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ------------

                                AMENDMENT NO.2

                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                 ------------

                         INTERPLAY ENTERTAINMENT CORP.
             (Exact name of registrant as specified in its charter)

            Delaware                                     33-0102707
  (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization)

               16815 Von Karman Avenue, Irvine, California 92606
                                (949) 553-6655
             (Address, including zip code, and telephone number,
       including area code of registrant's principal executive offices)

                                ---------------

                                  Brian Fargo
                         Interplay Entertainment Corp.
                            16815 Von Karman Avenue
                           Irvine, California 92606
                                (949) 553-6655
          (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                                   Copy to:
                               K.C. Schaaf, Esq.
                            Daniel P. Murphy, Esq.
                       Stradling Yocca Carlson & Rauth,
                          A Professional Corporation
                           660 Newport Center Drive
                       Newport Beach, California  92660
                             Tel:  (949) 725-4000
                             Fax:  (949) 725-4100

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



                       CALCULATION OF REGISTRATION FEE
=============================================================================================
Title of Securities          Amount to be      Proposed Maximum         Amount of
to be Registered              Registered   Aggregate Offering Price(1)  Registration Fee
-----------------------------------------------------------------------------------------
Common Stock, $0.001
par value...........          11,337,522       $22,051,481              $5,513

Common Stock, $0.001
par value, issuable
upon the exercise of
warrants............          560,298(2)       $1,089,780               $273

Common Stock, $0.001
par value, issuable
upon conversion of
preferred stock.....          12,613,612(3)    $18,595,204(4)           $4,651

Total...............          24,511,432       $41,736,465              $10,437(5)
=============================================================================================


(1) Estimated solely for purposes of calculating the registration fee, in accordance with Rule 457(c), using the average of the high and low price reported by the Nasdaq National Market for the Common Stock on April 30, 2001, which was $1.945 per share. For additional shares not included in the S-3 filed May 4, 2001 or the S-3/A filed June 26, 2001, the registration fee was calculated using the average of the high and low price reported by the Nasdaq National Market for the Common Stock on September 7, 2001, which was $0.50 per share. The S-3 filed May 4, 2001 and the S-3/A filed June 26, 2001 included an aggregate of 20,401,901 shares of Common Stock to be registered. This S-3/A includes 4,109,531 additional shares for a total aggregate of 24,511,432 shares to be registered.

(2) Includes additional shares of Common Stock that may become issuable pursuant to the anti-dilution adjustment provisions of the warrants.

(3) Includes additional shares of Common Stock that may become issuable pursuant to the anti-dilution provisions of the Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into a number of shares of Common Stock determined by dividing $27.80 by the lesser of (a) $2.78 and
    (b) eighty-five percent (85%) of the average of the closing prices per share as reported by the Nasdaq National Market for the twenty (20) trading days preceding the date of conversion. If the Series A Preferred Stock was converted on September 7, 2001, it would be converted into an aggregate of 12,613,612 shares of Common Stock.


(4) The offering price estimate of $18,595,204 includes $16,540,438 calculated by multiplying 8,504,081 shares by the $1.945 average of the high low price reported by the Nasdaq National Market for the Common Stock on April 30, 2001, and $2,054,766 calculated by multiplying 4,109,531 shares by the $0.50 average of the high low price reported by the Nasdaq National Market for the Common Stock on September 7, 2001.


(5) Includes $9,923 previously paid, and $514 of the registration fee being paid concurrently herewith.



     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS


                         INTERPLAY ENTERTAINMENT CORP.


                       24,511,432 Shares of Common Stock


                              ($0.001 par value)

                                   _________

     This prospectus relates to the offer and sale from time to time of up to 24,511,432 shares of our Common Stock that are held by Titus Interactive S.A., Universal Studios, Inc. and Liolios Group, Inc. The shares of our Common Stock offered pursuant to this prospectus were originally issued to the selling stockholders in connection with private placements of our shares, pursuant to the exercise of warrants to purchase Common Stock or pursuant to the conversion of shares of our Series A Preferred Stock issued to the selling stockholders in private placement transactions. See our Certificate of Designation of Series A Preferred Stock for more information about our Series A Preferred Stock. See Exhibits 10.33, 10.34 and 10.35 to our Form 10-K for the fiscal year ended December 31, 1999.


     The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The stockholders whose shares are being registered hereby will bear all selling and other expenses.

     Concurrent with the filing of the registration statement of which this prospectus is a part, we have filed Amendment No. 2 to our registration statement on Form S-3 (File No. 333-59088) relating to the offer and sale of up to 16,753,540 shares of our common stock. We currently have on file Amendment No. 2 to our registration statement on Form S-3 (File No. 333-50252) relating to the offer and sale of up to 11,256,511 shares of our Common Stock. The aggregate number of shares being offered, assuming the effectiveness of each of our registration statements, is 48,411,952. The completion of this offering and the concurrent offering do not depend on each other.


     Our Common Stock is traded on the Nasdaq National Market under the symbol "IPLY." On September 7, 2001, the last reported sale price of our Common Stock was $0.48 per share.


   See "Risk Factors" beginning on page 2 to read about the risks you should consider carefully before buying shares of our Common Stock.


                                   _________

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                   _________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                   _________

              The date of this Prospectus is September 10, 2001.

                               TABLE OF CONTENTS


                                                                            Page
About Interplay............................................................   2
Risk Factors...............................................................   2
Where You Can Find Additional Information..................................  20
Use of Proceeds............................................................  20
Selling Stockholders.......................................................  21
Plan of Distribution.......................................................  23
Legal Matters..............................................................  23
Experts....................................................................  23


SOME OF THE STATEMENTS CONTAINED IN THIS PROSPECTUS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OF RESULTS OF OPERATIONS OR FINANCIAL CONDITION OR STATE OTHER "FORWARD-LOOKING" INFORMATION. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF "FORWARD-LOOKING" TERMINOLOGY, SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE" OR OTHER SIMILAR WORDS. THESE STATEMENTS ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" ON PAGE 3.

                                ABOUT INTERPLAY


     Interplay Entertainment Corp. is a leading developer, publisher and distributor of interactive entertainment software for both core gamers and the mass market. We were incorporated in the State of California in 1982 and reincorporated in the State of Delaware in May 1998. We are most widely known for our titles in the action/arcade, adventure/role-playing games and strategy/puzzle categories. We have produced titles for many of the most popular interactive entertainment software platforms, and currently balance our development efforts by publishing interactive entertainment software for PCs and video game consoles such as the Sony PlayStation. We release products through Shiny Entertainment, Digital Mayhem, Black Isle Studios, East, our distribution partners and our wholly owned subsidiary Interplay OEM, Inc. We seek to publish interactive entertainment software titles that are, or have the potential to become, franchise software titles that can be leveraged across several releases and/or platforms, and we have published many such successful franchise titles to date. In addition, we secure licenses to use popular intellectual properties, such as Star Trek, Caesars Palace and Advanced Dungeons & Dragons, for incorporation into certain of our products. Our executive offices are located at 16815 Von Karman Avenue, Irvine, California 92606, and our telephone number is
(949) 553-6655.

                                 RISK FACTORS

          In evaluating an investment in our common stock, you should carefully consider the following risk factors and other information contained in or incorporated by reference into this prospectus. Some information in this prospectus may contain "forward-looking" statements that discuss future expectations of our financial condition and results of operations.

We currently have a number of obligations that we are unable to meet without generating additional revenues or raising additional capital. If we cannot generate additional revenues or raise additional capital in the near future, we may become insolvent and our stock would become illiquid or worthless.

          As of June 30, 2001, our cash balance was approximately $677,000 and our outstanding accounts payable totaled approximately $14.8 million. If we do not receive sufficient financing we may (i) liquidate assets, (ii) seek or be forced into bankruptcy and/or (iii) continue operations, but incur material harm to our business, operations or financial condition. In addition, because we have not yet registered the shares issued in our April 2001 private placement of common stock, we have, as of August 1, 2001, an accrued obligation to pay the private placement investors an aggregate amount of $508,000 in cash payable on demand. This obligation will continue to accrue at approximately $250,000 each month that we do not register the shares. There is no cap on the penalty due to our failure to register such shares. Because of our financial condition, our Board of Directors has a duty to our creditors that may conflict with the interests of our stockholders. If we cannot obtain additional capital, the Board may make decisions that favor the interests of creditors at the expense of our stockholders.


We depend, in part, on external financing to fund our capital needs. If we are unable to obtain sufficient financing on favorable terms, we may not be able to continue to operate our business.

          Historically, our business has not generated revenues sufficient to create operating profits. To supplement our revenues, we have funded our capital requirements with debt and equity financing. Our ability to obtain additional equity and debt financing depends on a number of factors including:

          . the progress and timely completion of our product development programs;

          .    our products' commercial success;

          .    our ability to license intellectual property on favorable terms;

          . the introduction and acceptance of new hardware platforms by third parties; and our compliance with the financial covenants of our existing line of credit.

          If we cannot raise additional capital on favorable terms, we will have to reduce our costs by selling or consolidating our operations, and by delaying, canceling, suspending or scaling back product development and marketing programs. These measures could materially limit our ability to publish successful titles and may not decrease our costs enough to restore our operations to profitability.

Our failure to comply with the covenants in our existing credit agreement could result in the termination of the agreement and a substantial reduction in the cash available to finance our operations.

     Pursuant to our credit agreement with LaSalle Business Credit Inc., or LaSalle, entered into in April 2001, we agreed:

     . to safeguard, maintain and insure substantially all of our property, which property is collateral for any loans made under the credit agreement;

     . not to incur additional debt, except for trade payables and similar transactions, or to make loans;

     . not to enter into any significant corporate transaction, such as a merger or sale of substantially all of our assets without the knowledge and consent of LaSalle;

     . to maintain an agreed-upon tangible consolidated net worth, to be set by the parties for periods subsequent to April 2001;

     . to maintain a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to interest expense of at least 1.25 to 1.00;

     . not to make capital expenditures in an aggregate amount of more than $2.5 million in any fiscal year without the consent of LaSalle; and

     . to maintain EBITDA of at least the following amounts for the following periods:

          - negative $7.2 million for the six month period from January 1, 2001 through June 30, 2001;
          - negative $3.5 million for the nine month period from January 1, 2001 through September 30, 2001; and
          - $7.7 million during any consecutive twelve-month period from and after January 1, 2001.

     We are not in compliance with the financial covenants pertaining to net worth and minimum EBITDA. If LaSalle does not waive compliance with these covenants, or if we breach other covenants or if there are other events of default in effect under the credit agreement and LaSalle does not waive compliance with them, LaSalle would be able to terminate the credit agreement and all outstanding amounts owed to LaSalle would immediately become due and payable. Because we depend on our credit agreement to fund our operations, LaSalle's termination of the credit agreement could cause material harm to our business.

A change of control may cause the termination of several of our material contracts with our licensors and distributors.

     Our development and distribution agreements contain provisions that allow termination upon a change in control. Titus recently appointed a majority of our Board of Directors, and converted a portion of their preferred stock into common stock such that titus has at least 48% of our total voting power. These events may constitute a change in control, and therefore some of our third-party developers and licensors may attempt to terminate existing development and distribution agreements with us. In particular, our license for "the Matrix" allows for the licensor to terminate the license if there is a change of control without their approval. The loss of the Matrix license would materially harm our projected operating results and financial condition.


The unpredictability of our quarterly results may cause our stock price to decline.

     Our operating results have fluctuated in the past and may fluctuate in the future due to several factors, some of which are beyond our control. These factors include:

     .    demand for our products and our competitors' products;

     . the size and rate of growth of the market for interactive entertainment software;

     .    changes in personal computer and video game console platforms;

     . the timing of announcements of new products by us and our competitors and the number of new products and product enhancements released by us and our competitors;

     .    changes in our product mix;

     .    the number of our products that are returned; and

     . the level of our international and original equipment manufacturer royalty and licensing net revenues.

     Many factors make it difficult to accurately predict the quarter in which we will ship our products. Some of these factors include:

     . the uncertainties associated with the interactive entertainment software development process;

     .    approvals required from content and technology licensors; and

     . the timing of the release and market penetration of new game hardware platforms.

     It is likely that in some future periods our operating results will not meet the expectations of the public or of public market analysts. Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause securities analysts and investors to revalue our stock and this may cause fluctuations in our stock price.

There are high fixed costs to developing our products. If our revenues decline because of delays in the introduction of our products, or if there are significant defects or dissatisfaction with our products, our business could be harmed.

     We have incurred significant net losses in recent periods, including a net loss of $20.8 million in the six months ended June 30, 2001, $12.1 million during 2000 and $41.7 million during 1999. Our losses stem partly from the significant costs we incur to develop our entertainment software products. Moreover, a significant portion of our operating expenses are relatively fixed, with planned expenditures based largely on sales forecasts. At the same time, most of our products have a relatively short life cycle and sell for a limited period of time after their initial release, usually less than one year.

     Relatively fixed costs and short windows in which to earn revenues mean that sales of new products are important in enabling us to recover our development costs, to fund operations and to replace declining net revenues from older products. Our failure to accurately assess the commercial success of our new products, and our delays in releasing new products, could reduce our net revenues and our ability to recoup development and operational costs.

     In the past, revenues have been reduced by:

     .    delays in the introduction of new software products;

     . delays in the introduction, manufacture or distribution of the platform for which a software product was developed;

     . a higher than expected level of product returns and markdowns on products released during the year;

     . the cost of restructuring our operations, including international distribution arrangements; and

     . lower than expected worldwide sales of entertainment software releases.

     Similar problems may occur in the future. Any reductions in our net revenues could harm our business and financial results.

Our growing dependence on revenues from game console software products increases our exposure to seasonal fluctuations in the purchases of game consoles.

     The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. The impact of this seasonality will increase as we rely more heavily on game console net revenues in the future. Moreover, delays in game console software products largely depend on the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sega and Nintendo. The introduction by a manufacturer of a new game platform too late in the holiday buying season could result in a substantial loss of revenues by us. Seasonal fluctuations in revenues from game console products may cause material harm to our business and financial results.

If our products do not achieve broad market acceptance, our business could be harmed significantly.

     Consumer preferences for interactive entertainment software are always changing and are extremely difficult to predict. Historically, few interactive entertainment software products have achieved continued market acceptance. Instead, a limited number of releases have become "hits" and have accounted for a substantial portion of revenues in our industry. Further, publishers with a history of producing hit titles have enjoyed a significant marketing advantage because of their heightened brand recognition and consumer loyalty. We expect the importance of introducing hit titles to increase in the future. We cannot assure you that our new products will achieve significant market acceptance, or that we will be able to sustain this acceptance for a significant length of time if we achieve it.

     We believe that our future revenue will continue to depend on the successful production of hit titles on a continuous basis. Because we introduce a relatively limited number of new products in a given period, the failure of one or more of these products to achieve market acceptance could cause material harm to our business. Further, if our products do not achieve market acceptance, we could be forced to accept substantial product returns or grant significant pricing concessions to maintain our relationship with retailers and our access to distribution channels. If we are forced to accept significant product returns or grant significant pricing concessions, our business and financial results could suffer material harm.


Our largest stockholder, Titus Interactive SA, may implement or block corporate actions in ways that are not in the best interests of our stockholders as a whole.

     Titus currently owns approximately 43.3% of our common stock, and, in connection with their ownership of our Series A Preferred Stock, controls approximately 48% of the total voting power of our stock. Upon conversion of the Series A Preferred Stock held by Titus as of September 7, 2001, Titus could own up to approximately 12.6 million additional shares of our common stock, bringing its total ownership to approximately 56.7%, of our common stock. Titus may continue to convert each share of their Series A Preferred Stock, to the extent not previously redeemed by us, into a number of shares of our Common Stock determined by dividing $27.80 by the lesser of (i) $2.78 or (ii) 85 percent of the average closing price per share as reported by Nasdaq for the twenty trading days preceding the date of conversion. Pursuant to the terms of our Series A Preferred Stock, Titus also has the ability to block approval of a merger or change in control that the holders of a majority of our common stock may deem beneficial.


     In connection with its investment, Titus has elected its Chief Executive Officer and its President to serve as members of our Board of Directors and Titus' Chief Executive Officer serves as our President. Titus also has appointed a majority of our Board of Directors.


     As a consequence of its stock ownership and Board and management representation, Titus exerts significant influence over corporate policy and potentially may implement or block corporate actions in a manner that is not in the interests of Interplay and its stockholders as a whole. For example, Titus could compel us to enter into agreements with Titus or its subsidiaries on terms more favorable than those we would agree to with a third party or to forego enforcement of our rights against Titus or its subsidiaries. Titus could also use its veto over mergers to prevent a merger that may be in the best interests of our stockholders as a whole or to try to negotiate more favorable merger consideration for itself.


Our stock price may decline significantly if we are delisted from the Nasdaq National Market.

     Our common stock currently is quoted on the Nasdaq National Market System. For continued inclusion on the Nasdaq National Market, we must meet certain tests, including a minimum bid price of $1.00 and net tangible assets of at least $4 million. We currently are not in compliance with either requirement. In addition, during the second quarter of fiscal 2000 we were subject to a hearing before a Nasdaq Listing Qualifications Panel, which determined to continue the listing of our common stock on the Nasdaq National Market subject to certain conditions, all of which were fulfilled. However, if we continue to fail to satisfy the listing standards on a continuous basis, Nasdaq may delist our common stock from its National Market System.


     The variable conversion price of our Series A Preferred Stock increases our risk of being delisted in several ways:

     Bid Price. The substantial number of shares that are potentially issuable upon conversion of the Series A Preferred Stock and the short selling that may occur as a result of the future priced nature of those shares increases the risk that our stock price will stay below Nasdaq's minimum bid price requirement and could, as noted above, result in our being delisted. See our risk factors "Substantial sales of our common stock by our existing stockholders may reduce the price of our stock and dilute existing stockholders" and "The holder of our Series A Preferred Stock could engage in short selling..."

     Public Interest Concerns. If the returns on our Series A Preferred Stock are deemed "excessive" compared with those of public investors in our common stock, Nasdaq may deny inclusion or apply more stringent criteria to the continued listing of our common stock. In making this analysis, Nasdaq considers:

     . the amount raised in the transaction relative to our capital structure at the time of issuance;

     . the dilutive effect of the transaction on our existing holders of common stock;

     .    the risk undertaken by Titus in purchasing our Series A Preferred
          Stock;

     .    the relationship between the Titus and us;

     .    whether the transaction was preceded by other similar transactions;
          and

     . whether the transaction is consistent with the just and equitable principles of trade.

     Nasdaq also considers, as mitigating factors in its analysis, incentives that encourage Titus to hold the Series A Preferred Stock for a longer time period and limit the number of shares into which the Series A Preferred Stock may be converted. Such features may limit the dilutive effect of the transaction and increase the risk undertaken by Titus in relationship to the reward available.

     Change of Control and Change of Financial Structure.   As of September 7,
2001, the Series A Preferred Stock was convertible into 12.6 million shares of our common stock. The exercise of these conversion rights could increase Titus' percentage ownership of our capital stock such that Nasdaq may determine that
(i) a merger or consolidation that results in a change of control or (ii) a change in financial structure has occurred. If Nasdaq determines that the conversion of our Series A Preferred Stock constitutes a change in control and a change in financial structure, we would need to satisfy all initial listing requirements as of that time. We currently do not satisfy those initial listing requirements.


     If our common stock were delisted from the Nasdaq National Market, trading of our common stock, if any, may be conducted on the Nasdaq Small Cap Market, in the over-the-counter market on the "pink sheets" or, if available, the NASD's "Electronic Bulletin Board." In any of those cases, investors could find it more difficult to buy or sell, or to obtain accurate quotations as to the value of our common stock. The trading price per share of our common stock likely would be reduced as a result.

A significant percentage of our international sales depend on our distribution agreement with Virgin and Virgin's diligent sales efforts and timely payments pursuant to that agreement.

     In connection with our acquisition in February 1999 of a 43.9% limited liability company membership interest in VIE Acquisition Group, LLC, or VIE, the parent entity of Virgin Interactive Entertainment Limited, or Virgin, we signed an international distribution agreement with Virgin. Under this agreement, we appointed Virgin as exclusive distributor for most of our products in Europe, the Commonwealth of Independent States, Africa and the Middle East, for a seven-year period. During the course of the last two years, due to a dispute regarding the amount of overhead fees and commissions we owed Virgin, Virgin withheld material amounts of proceeds from us from their distribution of our products.


     In April 2001, we entered into a settlement agreement with Virgin in which:

     . each party entered into a general release from claims against the other party;

     . Virgin paid us $3.1 million in settlement of amounts due us under the distribution agreement;

     . we paid Virgin $330,000 for marketing overhead related to sales of our products;

     . VIE redeemed our membership interest in VIE in full in exchange for the performance of our obligations under the settlement agreement;

     . pursuant to the concurrent third amendment to our distribution agreement with Virgin, the overhead fees owed to Virgin going forward were immediately reduced and will be eliminated by July 2002; and

     . we no longer have an equity interest in Virgin. Virgin is a wholly-owned subsidiary of, and is controlled by, Titus.

     Virgin remains our exclusive distributor throughout much of the world, therefore our revenues could fall significantly and our business and financial results could suffer material harm if:

     .    further disputes arise over amounts payable by us to Virgin;

     . Virgin fails to deliver to the full proceeds owed us from distribution of our products;

     .    fails to effectively distribute our products abroad; or

     .    otherwise fails to perform under the distribution agreement.

Some of our directors and officers have substantial, conflicting interests in our most significant distributor, Virgin Interactive Entertainment, Limited.


     All of the equity interests of VIE are owned by Titus, a significant stockholder of Interplay, which is controlled by two of our directors, Messrs. Herve Caen and Eric Caen. Herve Caen is the Chief Executive Officer of Titus and Eric Caen is the President of Titus. Herve Caen also serves as our President. Moreover, Michel Henri Vulpillat serves as a director of Titus as well as being one of our directors, and another of our directors, Nathan Peck, serves as a director of and consultant of Virgin. Due to their respective positions with us, Virgin and Titus, these directors and officers could influence or induce us to enter into agreements or business arrangements with VIE, or Virgin, on terms less favorable to us than we would negotiate with an unaffiliated third party in an arm's length transaction.


Our long-term exclusive distribution agreement with Virgin may discourage potential acquirors from acquiring us.

     Pursuant to the settlement agreement we entered into with Titus, Virgin and VIE on April 11, 2001, during the seven-year term of our February 1999 distribution agreement with Virgin, we agreed not to sell, license our publishing rights, or enter into any agreement to either sell or license our publishing rights with respect to any products covered by the distribution agreement in the territory covered by the distribution agreement, with the exception of two qualified sales each year.

     The restrictions on sales and licensing of publishing rights until 2006 may discourage potential acquirors from entering into an acquisition transaction with us, or may cause potential acquirors to demand terms that are less favorable to our stockholders. In addition, the settlement agreement contains termination penalties of a minimum of $10 million, subject to substantial increases pursuant to the terms of the settlement agreement, which also may discourage potential acquirors that already have their own distribution capabilities in these territories.

Our reliance on third party software developers subjects us to the risks that these developers will not supply us in a timely manner with high quality products or on acceptable terms.

     Third party interactive entertainment software developers, such as Bioware Corp. and Planet Moon Studios develop many of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:

     . continuing strong demand for the developers' products may cause developers who developed products for us in the past to instead work for our competitors in the future;

     . the inability for us to control whether developers complete products on a timely basis or within acceptable quality standards, or at all;

     . limited financial resources may force developers out of business prior to their completion of projects for us or require us to fund additional costs; and

     . the possibility that developers could demand that we renegotiate our arrangements with them to include new terms less favorable to us.

     Increased competition for skilled third party software developers also has compelled us to agree to make advance payments on royalties and to guarantee minimum royalty payments to intellectual property licensors and game developers. If the products subject to these arrangements do not generate sufficient sales volumes to recover these royalty advances and guaranteed payments, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results.

If we fail to anticipate changes in video game platforms and technology, our business may be harmed.

     The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. Some of these new technologies include:

     .    operating systems such as Microsoft Windows 2000;

     .    technologies that support games with multi-player and online features;

     . new media formats such as online delivery and digital video disks, or DVDs; and

     . recent releases or planned releases in the near future of new video game consoles such as the Sony Playstation 2, the Nintendo Gamecube and the Microsoft Xbox.

     We must continually anticipate and assess the emergence of, and market acceptance of, new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, our business and financial results could suffer material harm.

     New interactive entertainment software platforms and technologies also may undermine demand for products based on older technologies. Our success will depend in part on our ability to adapt our products to those emerging game platforms which gain widespread consumer acceptance. Our business and financial results may suffer material harm if we fail to:

     . anticipate future technologies and platforms and the rate of market penetration of those technologies and platforms;

     . obtain licenses to develop products for those platforms on favorable terms; or

     .    create software for those new platforms on a timely basis.

We compete with a number of companies that have substantially greater financial, marketing and product development resources than we do.

     The interactive entertainment software industry is intensely competitive and new interactive entertainment software programs and platforms are regularly introduced. The greater resources of our competitors permit them to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and pay higher fees than we can to licensors of desirable motion picture, television, sports and character properties and to third party software developers. We believe that the main competitive factors in the interactive entertainment software industry include:

     .    product features;

     .    brand name recognition,

     .    access to distribution channels;

     .    quality;

     .    ease of use, price, marketing support and quality of customer service;
          and

     . ability to obtain licenses to popular motion picture, television, sports and character properties and to third party software developers.

     We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant competitors include:

     .    Electronic Arts Inc.

     .    Activision, Inc.

     .    Infogrames Entertainment

     .    Microsoft Corporation

     .    LucasArts Entertainment Company

     .    Midway Games Inc.

     .    Acclaim Entertainment, Inc.

     .    Vivendi Universal Interactive Publishing

     .    Ubi Soft Entertainment Publishing

     .    The 3DO Company

     .    Take Two Interactive Software, Inc.

     .    Eidos PLC

     .    THQ Inc.

     Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Competitors with more extensive customer bases, broader customer relationships and broader industry alliances may be able to use such resources to their advantage in competitive situations, including establishing relationships with many of our current and potential customers.

     In addition, integrated video game console hardware/software companies such as Sony Computer Entertainment, Nintendo, Microsoft Corporation and Sega compete directly with us in the development of software titles for their respective platforms and they have generally discretionary approval authority over the products we develop for their platforms. Large diversified entertainment companies, such as The Walt Disney Company, many of which own substantial libraries of available content and have substantially greater financial resources, may decide to compete directly with us or to enter into exclusive relationships with our competitors. We also believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available home personal computing time using interactive entertainment software and more time using the Internet and online services.

We may face difficulty obtaining access to retailers necessary to market and sell our products effectively.

     Retailers typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software producers, and in particular producers of interactive entertainment software products, for high quality retail shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, competition for shelf space may intensify and require us to increase our marketing expenditures. Due to increased competition for limited shelf space, retailers and distributors are in an improving position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sale volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support. A prolonged failure in this regard may cause material harm to our business.

Because we sell a substantial portion of our products on a purchase order basis, our sales may decline substantially without warning and in a brief period of time.

     We currently sell our products through our sales force to mass merchants, warehouse club stores, large computer and software specialty chains and through catalogs in the United States and Canada, as well as to certain distributors. Outside North America, we generally sell products to third party distributors. We make our sales primarily on a purchase order basis, without long-term agreements. The loss of, or significant reduction in sales to, any of our principal retail customers or distributors could cause material harm to our business.

If we are compelled to sell a larger proportion of our products to distributors, our gross profit may decline.

     Mass merchants are the most important distribution channel for retail sales of interactive entertainment software. A number of these mass merchants have entered into exclusive buying arrangements with software developers or other distributors, which arrangements could prevent us from selling some or all of our products directly to that mass merchant. If the number of mass merchants entering into exclusive buying arrangements with our competitors were to increase, our ability to sell to such merchants would be restricted to selling through the exclusive distributor. Because sales to distributors typically have a lower gross profit than sales to retailers, this would lower our gross profit. This trend could cause material harm to our business.

If our distributors or retailers cannot honor their credit arrangements with us, we may be burdened with payment defaults and uncollectible accounts.

     We typically sell to distributors and retailers on unsecured credit, with terms that vary depending upon the customer and the nature of the product. We confront the risk of non-payment from our customers due to their financial inability to pay us, or otherwise. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could cause material harm to our business.

Our customers have the ability to return our products or to receive pricing concessions and such returns and concessions could reduce our net revenues and results of operations.

     We are exposed to the risk of product returns and pricing concessions with respect to our distributors and retailers. We allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms, and also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. In addition, we provide pricing concessions to our customers to manage our customers' inventory levels in the distribution channel. We could be forced to accept substantial product returns and provide pricing concessions to maintain our relationships with retailers and our access to distribution channels. Product return and pricing concessions that exceed our reserves have caused material harm to our results of operations in the recent past and may do so again in the future.

Substantial sales of our common stock by our existing stockholders may reduce the price of our stock and dilute existing stockholders.

     We have filed registration statements covering a total of approximately
49.5 million shares of our common stock for the benefit of the holders we describe below. Assuming the effectiveness of these registration statements, these shares would be eligible for immediate resale in the public market.

     . Universal Studios, Inc. holds approximately 10.4%, of our outstanding common stock, all of which are being registered pursuant to registration statement number 333-59088, filed on April 17, 2001.


     . Titus currently holds approximately 43.3% of our outstanding common stock and upon conversion of all its shares of Series A Preferred Stock, may own up to approximately 56.7% of our common stock. All of the shares of common stock issuable to Titus upon the conversion of the preferred stock or the exercise of the warrants are being registered in our pending registration statements.


     . Pursuant to registration statement 333-59088, filed on April 17, 2001, we intend to register shares equal to approximately 38% of our currently outstanding common stock, held by a number of our investors as set forth in that registration statement.


     . Employees and directors hold options and warrants to purchase 10.8% of our common stock, most of which are eligible for immediate resale. We may issue options to purchase up to an additional 2.0% of our common stock to employees and directors, which we anticipate will be freely tradable when issued.

     Although the holders described above are subject to restrictions on the transfer of our common stock, future sales by such holders could decrease the trading price of our common stock and, therefore, the price at which you could resell your shares. A lower market price for our shares also might impair our ability to raise additional capital through the sale of our equity securities. Any future sales of our stock would also dilute existing stockholders.

We depend upon third party licenses of content for many of our products.

     Many of our current and planned products, such as our Star Trek, Advanced Dungeons and Dragons, Matrix and Caesars Palace titles, are lines based on original ideas or intellectual properties licensed from other parties. From time to time we may not be in compliance with certain terms of these license agreements. We may not be able to obtain new licenses, or maintain or renew existing licenses, on commercially reasonable terms, if at all. For example, Viacom Consumer Products, Inc. has granted the Star Trek license to another party upon the expiration of our rights in 2002. If we are unable to obtain licenses for the underlying content that we believe offers the greatest consumer appeal, we would either have to seek alternative, potentially less appealing licenses, or release the products without the desired underlying content, either of which could limit our commercial success and cause material harm to our business.

We may fail to obtain new licenses from hardware companies on acceptable terms or to obtain renewals of existing or future licenses from licensors.

     We are required to obtain a license to develop and distribute software for each of the video game console platforms for which we develop products, including a separate license for each of North America, Japan and Europe. We have obtained licenses to develop software for the Sony PlayStation and PlayStation 2, as well as video game platforms from Nintendo and Microsoft. In addition, each of these companies has the right to approve the technical functionality and content of our products for their platforms prior to distribution. Due to the competitive nature of the approval process, we must make significant product development expenditures on a particular product prior to the time we seek these approvals. Our inability to obtain these approvals could cause material harm to our business.

Our sales volume and the success of our products depends in part upon the number of product titles distributed by hardware companies for use with their video game platforms.

     Even after we have obtained licenses to develop and distribute software, we depend upon hardware companies such as Sony Computer Entertainment, Nintendo and Microsoft to manufacture the CD-ROM or DVD-ROM media discs that contain our software. These discs are then run on the companies' video game consoles. This process subjects us to the following risks:

     . we are required to submit and pay for minimum numbers of discs we want produced containing our software, regardless of whether these discs are sold, shifting onto us the financial risk associated with poor sales of the software developed by us; and

     . reorders of discs are expensive, reducing the gross margin we receive from software releases that have stronger sales than initially anticipated and that require the production of additional discs.


     As a result, Sony, Nintendo and Microsoft can shift onto us the risk that if actual retailer and consumer demand for our interactive entertainment software differs from our forecasts, we must either the bear the loss from overproduction or the lesser revenues associated with producing additional discs. Either situation could lead to material reductions in our net revenues.

We have a limited number of key personnel. The loss of any single key person or the failure to hire and integrate capable new key personnel could harm our business.

     Our interactive entertainment software requires extensive time and creative effort to produce and market. The production of this software is closely tied to the continued service of our key product design, development, sales, marketing and management personnel, and in particular on the leadership, strategic vision and industry reputation of our founder and Chief Executive Officer, Brian Fargo. Our future success also will depend upon our ability to attract, motivate and retain qualified employees and contractors, particularly software design and development personnel. Competition for highly skilled employees is intense, and we may fail to attract and retain such personnel. Alternatively, we may incur increased costs in order to attract and retain skilled employees. Our failure to retain the services of Brian Fargo or other key personnel, including competent executive management, or to attract and retain additional qualified employees could cause material harm to our business.

Titus recently gained control of our board of directors, which could result in a significant change in management and operations.


     Titus appointed a majority of our Board of Directors. It is possible that this change in control could result in a change in our management and operations. Significant changes in the composition of our executive management team may hinder our ability to address the other challenges we face, and may cause material harm to our business or financial condition.


Our international sales expose us to risks of unstable foreign economies, difficulties in collection of revenues, increased costs of administering international business transactions and fluctuations in exchange rates.

     Our net revenues from international sales accounted for approximately 17 percent of our total net revenues for the six months ended June 30, 2001 and approximately 28 percent for the six months ended June 30, 2000. Most of these revenues come from our distribution relationship with Virgin, pursuant to which Virgin became the exclusive distributor for most of our products in Europe, the Commonwealth of Independent States, Africa and the Middle East. To the extent our resources allow, we intend to continue to expand our direct and indirect sales, marketing and product localization activities worldwide.


     Our international sales and operations are subject to a number of inherent risks, including the following:

     .    recessions in foreign economies may reduce purchases of our products;

     . translating and localizing products for international markets is time-consuming and expensive;

     . accounts receivable are more difficult to collect and when they are collectible, they may take longer to collect;

     .    regulatory requirements may change unexpectedly;

     .    it is difficult and costly to staff and manage foreign operations;

     .    fluctuations in foreign currency exchange rates;

     .    political and economic instability;

     . we depend on Virgin as our exclusive distributor in Europe, the Commonwealth of Independent States, Africa and the Middle East; and

     .    delays in market penetration of new platforms in foreign territories.

     These factors may cause material declines in our future international net revenues and, consequently, could cause material harm to our business.

     A significant, continuing risk we face from our international sales and operations stems from exchange rate fluctuations. Because we do not engage in currency hedging activities, fluctuations in currency exchange rates have caused significant reductions in our net revenues from international sales and licensing due to the loss in value upon conversion into U.S. Dollars. We may suffer similar losses in the future.

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

     We regard our software as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights.
We own or license various copyrights and trademarks, and hold the rights to one patent application related to one of our titles. While we provide "shrinkwrap" license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

     Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are weakly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing others' intellectual property rights may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

We may unintentionally infringe on the intellectual property rights of others which could expose us to substantial damages or restrict our operations.

     As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Intellectual property litigation or claims could force us to do one or more of the following:

     . cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     . obtain a license from the holder of the infringed intellectual property, which license, if available at all, may not be available on commercially favorable terms; or

     . redesign our interactive entertainment software products, possibly in a manner that reduces their commercial appeal.

     Any of these actions may cause material harm to our business and financial results.

Our software may be subject to governmental restrictions or rating systems.

     Legislation is periodically introduced at the state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content of interactive entertainment software. We believe that mandatory government-run rating systems eventually will be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products to comply with new regulations, which could delay the release of our products in those countries.

     Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

Our directors and officers control a large percentage of our voting stock and may use this control to compel corporate actions that are not in the best interests of our stockholders as a whole.

     Including Titus, our directors and executive officers beneficially own approximately 69% of our aggregate common stock. In the event Titus converts all of its shares of Series A Preferred Stock into common stock, the additional shares could increase Titus' ownership to approximately 56.7%. These stockholders can control substantially all matters requiring stockholder approval, including the election of directors, subject to our stockholders' cumulative voting rights, and the approval of mergers or other business combination transactions. This concentration of voting power could discourage or prevent a change in control that otherwise could result in a premium in the price of our common stock.


     Moreover, since Titus owns 100% of VIE and only up to approximately 56.7% of Interplay, Titus will recognize more revenue on a consolidated basis to the extent it is able to divert revenues to the Virgin entities at the expense of Interplay. Therefore, Titus has an incentive to compel Interplay to enter into transactions with the Virgin entities on terms less favorable than might prevail in a transaction with an unaffiliated third party.


We may fail to implement Internet-based product offerings successfully.

     We seek to establish an online presence by creating and supporting sites on the Internet and by offering our products through these sites. Our ability to establish an online presence and to offer online products successfully depends on:

     .    increases in the Internet's data transmission capability;

     . growth in an online market sizeable enough to make commercial transactions profitable.

     Because global commerce and the exchange of information on the Internet and other open networks are relatively new and evolving, a viable commercial marketplace on the Internet may not emerge and complementary products for providing and carrying Internet traffic and commerce may not be developed. Even with the proper infrastructure, we may fail to develop a profitable online presence or to generate any significant revenue from online product offerings in the near future, or at all.

     If the Internet does not become a viable commercial marketplace, or if this development occurs but is insufficient to meet our needs or if such development is delayed beyond the point where we plan to have established an online service, our business and financial condition could suffer material harm.

Some provisions of our charter documents may make takeover attempts difficult, which could depress the price of our stock and inhibit our ability to receive a premium price for your shares.

     Our Board of Directors has the authority, without any action by the stockholders, to issue up to 4,616,646 shares of preferred stock and to fix the rights and preferences of such shares. In addition, our certificate of incorporation and bylaws contain provisions that:


     . eliminate the ability of stockholders to act by written consent and to call a special meeting of stockholders; and

     . require stockholders to give advance notice if they wish to nominate directors or submit proposals for stockholder approval.

     These provisions may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

The holder of our Series A Preferred Stock could engage in short selling to increase the number of shares of common stock issuable upon conversion of our Series A Preferred Stock. If this occurs, the market price of our common stock and the value of your investment may decline.

     Titus, the sole holder of shares of our Series A Preferred Stock, may convert those shares into shares of our common stock. The shares of our Series A Preferred Stock generally are convertible into a number of shares of common stock determined by dividing $27.80 by the lesser of (a) $2.78 and (b) 85 percent of the average of the closing prices per share as reported by the Nasdaq National Market for the twenty trading days preceding the date of conversion.

     Based on the above formula, the number of shares of our common stock that are issuable upon conversion of the Series A Preferred Stock increases as the price of our common stock decreases. Increases in the number of shares of our common stock which are publicly traded could put downward pressure on the market price of our common stock. Depending on the trading volume of our stock, the sale of a relatively limited number of shares could cause a significant decrease in price. Therefore, Titus could sell short our common stock prior to conversion of the Series A Preferred Stock, potentially causing the market price to decline and a greater number of shares to become issuable upon conversion of the Series A Preferred Stock. Titus could then convert its Series A Preferred Stock and use the shares of common stock received upon conversion to cover its short positions. Titus could thereby profit by the decline in the market price of our common stock caused by its short selling.

     See also the risk factor entitled "Substantial sales of our common stock by our existing stockholders may reduce the price of our stock and dilute existing stockholders."

Our stock price is volatile.

     The trading price of our common stock has previously and could continue to fluctuate in response to factors that are largely beyond our control, and which may not be directly related to the actual operating performance of our business, including:

     . general conditions in the computer, software, entertainment, media or electronics industries;

     .    changes in earnings estimates or buy/sell recommendations by analysts;

     . investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers; and

     . price and trading volume volatility of the broader public markets, particularly the high technology sections of the market.

We do not pay dividends on our common stock.

     We have not paid any cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

Increases in interest rates will increase the cost of our debt.

     Our working capital line of credit bears interest at either the bank's prime rate or LIBOR, at our option both of which are variable rates. As such, if interest rates increase, we will have to use more cash to service our debt, which could impede our ability to meet other expenses as they become due and could cause material harm to our business and financial condition.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-3 with the SEC with respect to the Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. You may read and copy any document we file at the SEC's public reference rooms in Washington D.C. We refer you to the registration statement and the exhibits and schedules thereto for further information with respect to us and our Common Stock. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with those requirements, will continue to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's website referred to above.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below, all documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and any additional documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information.

     The documents we incorporate by reference are:

     1.  Our Annual Report on Form 10-K for the year ended December 31, 2000;
     2. Amendment No. 1 to our Annual Report on Form 10-K as filed on April 30, 2001;
     3. Amendment No. 2 to our Annual Report on Form 10-K as filed August 31, 2001;
     4.  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;
     5.  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;
     6. The description of our capital stock contained in our Registration Statement on Form 8-A; and
     7. All other reports filed by us pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since December 31, 2000.

     You may request a copy of these filings, at no cost, by writing or calling us at Interplay Entertainment Corp., 16815 Von Karman Avenue, Irvine, California 92606, telephone number (949) 553-6655, Attention: Victor Sze.

     You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference above. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

                                USE OF PROCEEDS

     The proceeds from the sale of each selling stockholder's Common Stock will belong to that selling stockholder. We will not receive any proceeds from such sales.

                             SELLING STOCKHOLDERS

     Pursuant to a Stock Purchase Agreement dated April 14, 2000, we agreed to file a registration statement with the SEC to register the shares of our Common Stock issuable to Titus Interactive SA upon the conversion of our Series A Preferred Stock and the exercise of warrants to purchase our Common Stock issued to Titus on that date, and to keep the registration statement effective until such shares are sold. Herve Caen and Eric Caen, both executives, officers and directors of Titus, have been members of our Board of Directors since November 1999 and Herve Caen has served as our President since November 1999. Titus currently owns substantially all of the equity interest in the parent entity of Virgin Interactive Entertainment Limited, our exclusive distributor in Europe and certain other countries.

     Pursuant to a Shareholders' Agreement dated March 30, 1994, as amended October 8, 1996, we have agreed to file a registration statement with the SEC to register all of the shares of our Common Stock owned by Universal Studios, Inc., and to keep the registration statement effective until such shares are sold.

     Pursuant to a Financial Public Relations Agreement dated August 7, 2000 (the "Liolios Agreement"), we agreed to file a registration statement with the SEC to register the shares of our Common Stock issuable to Liolios Group, Inc. upon exercise of a warrant to purchase our Common Stock dated April 25, 2001. Under such warrant, 25,000 shares of our Common Stock are exercisable 90 days after the date of the Liolios Agreement at a price of $3.00 per share, 25,000 shares are exercisable 180 days after the date of the Liolios Agreement at a price of $4.00 per share, 25,000 shares are exercisable 270 days after the date of the Liolios Agreement at a price of $5.00 per share, and 25,000 shares are exercisable 360 days after the date of the Liolios Agreement at a price of $6.00 per share.

     The registration statement of which this prospectus is a part was filed with the SEC pursuant to such agreements. The following table sets forth: (1) the name of each of the stockholders for whom we are registering shares under this registration statement; (2) the number of shares of our Common Stock owned by each such stockholder prior to this offering (including all shares of Common Stock issuable upon the exercise of the warrants as described above, whether or not exercisable within 60 days of the date hereof), and (3) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our Common Stock to be owned by each such stockholder after this offering, assuming that all of the shares of our Common Stock owned by each such stockholder are sold.


                                                                                                        Percentage
                                                                                                         of Common
                                                                                                        Stock Owned
                                                             Common Stock          Common Stock            Upon
                                   Common Stock Owned        Being Offered          Owned Upon          Completion
                                      Prior to the         Pursuant to this        Completion of          of this
             Name                       Offering              Prospectus          this Offering(1)      Offering(1)
 ------------------------------    ------------------      ----------------       ----------------    ---------------
Titus Interactive, SA/(2)/              32,570,471              19,753,216          12,817,255(2)          18.4%

Universal Studios, Inc./(3)/             4,658,216               4,658,216                   0                *

Liolios Group, Inc.                        100,000                 100,000                   0                *


____________________
* less than 1%

(1) For purposes of determining the number of and percentage of Common Stock owned upon completion of this offering, we have assumed that (a) no selling stockholder will have acquired additional shares of our Common Stock prior to completion of this offering, and (b) Titus will have sold none of the 10,795,455 shares of Common Stock it owns that we have registered for resale on a concurrent registration statement on Form S-3, No. 333-50252.

(2) The number of shares of Common Stock that Titus beneficially owned prior to this offering includes (a) the 4,545,455 shares of Common Stock we issued Titus in connection with the Stock Purchase Agreement dated March 18, 1999,
     (b) the 6,250,000 shares of Common Stock we issued Titus in connection with the Stock Purchase Agreement dated July 20, 1999, (c) 12,613,612 shares of Common Stock that Titus's 383,354 shares of Series A Preferred Stock would convert into if converted on September 7, 2001, (d) 6,679,306 shares of Common Stock issued upon conversion of 336,070 shares of Series A Preferred Stock, (e) the 2,000,000 shares of Common Stock transferred to Titus by Brian Fargo pursuant to an Exchange Agreement dated July 20, 1999 in exchange for 96,666 shares of Titus Common Stock, (f) 21,800 shares of our Common Stock that Titus purchased on the open market in February 1999, and
     (g) 460,298 shares of stock subject to a warrant exercisable within sixty
     (60) days of the date of this prospectus.

(3) The number of shares beneficially owned by Universal prior to this offering includes 1,824,897 shares of Common Stock purchased from the Company and 1,216,598 shares of Common Stock purchased from Mr. Fargo pursuant to a Stock Purchase Agreement and an aggregate of 1,616,721 additional shares of Common Stock purchased from Mr. Fargo in April of 1995 and 1996 pursuant to an Option Agreement, dated March 30, 1994.



Our Relationships with the Selling Stockholders

Transactions with Titus and Fargo

     In March 1999, we entered into a Stock Purchase Agreement with Titus Interactive SA and Brian Fargo ("Titus 1"). Under the terms of Titus 1, we sold
2.5 million shares of our common stock to Titus for $10 million. Pursuant to the terms of Titus 1, the purchase price was recalculated based on the average closing price per share of our common stock as reported by Nasdaq during: (i) the ten trading days ended June 30, 1999; and (ii) the ten trading days ended August 20, 1999. Pursuant to the June 30, 1999 adjustment, we issued to Titus an additional 1,161,771 shares of our common stock without additional consideration, and issued to Titus a promissory note in the principal amount of approximately $1.1 million, bearing interest at the rate of 10% per year and due January 1, 2000. This promissory note was issued in lieu of issuing to Titus additional shares of our common stock pursuant to the June 30, 1999 adjustment.

     As a result of the August 1999 adjustment, and following stockholder approval of the transaction, the purchase price was adjusted to $2.20, which resulted in us issuing Titus an additional 883,684 shares of our common stock for no additional consideration. Therefore, the aggregate number of shares of common stock that we issued under Titus 1 was 4,545,455. In August 2000, we issued Titus 883,684 shares of our common stock and Titus cancelled the June 1999 promissory note.

     In May 1999 we signed a letter of intent with Titus pursuant to which Titus loaned us $5 million. Pursuant thereto, on July 20, 1999, we entered into a stock purchase agreement with Titus ("Titus 2") providing for the sale of 6.25 million shares of our common stock to Titus for $25 million, less the $5 million previously loaned to us. Upon the closing of Titus 2, we entered into a Stockholder Agreement with Titus and Brian Fargo (the "Stockholder Agreement") pursuant to which: (a) Titus and Fargo each had the right to designate two directors and together had the right to designate the remaining three directors to our Board of Directors; (b) Titus and Brian Fargo each granted to the other a right of first refusal with respect to either party's sale of our common stock;
(c) we granted to Titus and Fargo preemption rights with respect to the future issuance of our equity securities; and (d) we agreed to not amend our Certificate of Incorporation or Bylaws without the prior approval of Titus and Fargo. The Stockholder Agreement has since terminated. Upon the Closing, we also entered into the Film Production Joint Venture Agreement with Titus and Fargo (the "Fargo JV Agreement") pursuant to which we, along with Fargo agreed:
(a) to each contribute intellectual properties at our own discretion to the joint venture contemplated by the Fargo JV Agreement (the "Joint Venture"); (b) to each contribute $1 million to the Joint Venture; and (c) that proceeds from the Joint Venture, if any, would be allocated to each party in accordance with its capital contributions, and then to the party contributing the intellectual property that generated the proceeds. In addition, at the Titus 2 closing we entered into:

     . three-year employment agreements with Fargo and Herve Caen, pursuant to which we employed Fargo as our Chief Executive Officer, and Herve Caen as our President; and
     . an exchange agreement with Titus and Fargo, pursuant to which Fargo exchanged 2 million shares of our common stock for 96,666 shares of Titus common stock.

     In April 2000, we entered into a Stock Purchase Agreement with Titus ("Titus 3") providing for the issuance to Titus of 719,424 shares of our Series A Preferred Stock (the "Preferred Stock") and warrants to purchase up to 500,000 shares of our common stock, in exchange for $20 million and Titus's agreement to:

     . provide a $20 million guaranty (the "Titus Guaranty") of our line of credit from Greyrock Capital;
     . extend to us a $5 million supplemental line of credit (the "Line of Credit"); and
     . provide us with its financial reports as required by Greyrock Capital as a condition to the release of $2.5 million in cash collateral held by Greyrock Capital.

     We were obligated to repay to Titus any amounts that Titus may have paid under the Titus Guaranty, and such repayment was secured by a second-priority security interest in our assets. In addition, as a condition of the Titus Guaranty, we granted Titus a right of first refusal on any sale of our assets for $100,000 or more. During December 2000 through March 2001, we drew approximately $3 million on the Line of Credit. The Line of Credit was repaid in full and terminated, and the Titus Guaranty was released, in April 2001.

     Titus can convert the Preferred Stock into our common stock at any time following May 31, 2001 pursuant to a conversion formula based on a trailing average of the market price of our common stock as set forth in greater detail in our certificate of designations. The Preferred Stock is entitled to voting power equivalent to the voting power of the shares of our common stock into which the Preferred Stock can be converted, subject to a maximum of 7,619,047 votes.

     As part of Titus 3 we issued three warrants to Titus for the purchase of our common stock in the amounts of 350,000 shares, 100,000 shares, and 50,000 shares. All three warrants are exercisable at $3.79 per share, and are for a term of 10 years. The 350,000 share warrant and the 50,000 share warrant are fully exercisable. The 100,000 share warrant currently is exercisable into 60,298 shares pursuant to a pre-determined calculation which provides that this warrant is exercisable in proportion to the amount drawn on the Line of Credit by us.

     We agreed to register all of our common stock issued pursuant to Titus 1 and Titus 2, and all of the common stock issuable upon conversion of the Preferred Stock and the warrants issued pursuant to Titus 3.

     In June 2000, we entered into a technology and content license agreement with Titus pursuant to which Titus licensed from us the content for the game "Messiah," the trademarks "Mummy" and "Kingpin," and the game engine for Messiah. Titus paid us an advance payment of royalties of $3 million pursuant to the license agreement.

Transactions with Titus and Virgin

     In February 1999, we acquired a 43.9% interest in VIE Acquisition Group, LLC ("VIE"), the parent entity of Virgin Interactive Entertainment Limited ("Virgin"). Management of VIE was governed by an operating agreement, to which we became a party. In connection with the acquisition, we entered into an international distribution agreement with Virgin (the "Distribution Agreement"). Pursuant the Distribution Agreement, Virgin hired our European sales and marketing personnel and is distributing substantially all of our titles in Europe, the Commonwealth of Independent States, Africa and the Middle East. Pursuant to the Distribution Agreement, we were required to pay to Virgin:

     . a commission of 15% of the net proceeds received by Virgin for the distribution of our products, with a fixed minimum of 4.5 million pounds, and
     .  an overhead fee of $1.5 million for the period ending June 30, 2002.

     In connection with the acquisition of equity in VIE, we entered into a product publishing agreement with Virgin pursuant to which we published substantially all of Virgin's titles in North and South America and Japan (the "Publishing Agreement"). We also entered into a termination agreement with Virgin and VIE which provided terms for our withdrawal as a member of VIE and termination of the Distribution Agreement (the "Termination Agreement").

     In late 1999, Titus acquired the holder of a 50.1% equity interest in VIE. In early 2000, Titus acquired additional 6% of VIE.

     In May 2000, we amended the Distribution Agreement with Virgin to, among other things, eliminate the overhead fees and minimum commissions payable by us.

     In April 2001, we settled certain disputes with Virgin relating to minimum commissions payable by and us and net past due balances owed by Virgin to us, and amended the Distribution Agreement, the Termination Agreement and the Publishing Agreement. As a result of the settlement, VIE redeemed our interest in VIE and Virgin paid us $3.1 million in net past due balances owed under the Distribution Agreement. In addition, we agreed to pay Virgin a one-time marketing fee of $333,000 for the period ended June 30, 2001, and monthly overhead fees of $111,000 per month for a nine month period beginning April 2001 and $83,000 per month for a six month period beginning January 2002, with no further commitment for overhead fees for the remainder of the term of the Distribution Agreement. The Publishing Agreement was amended to cover only the publishing rights for a product currently known as "Lotus."

Transactions With Fargo and Universal

     We entered into a Stock Purchase Agreement with Brian Fargo and Universal Studios, Inc., dated January 25, 1994, for the purchase of common stock (the "Universal Purchase Agreement"). On March 30, 1994, pursuant to the Universal Purchase Agreement, Universal purchased 1,824,897 shares of common stock from us for a purchase price of $15 million and 1,216,598 shares of common stock from Fargo for a purchase price of $10 million.

     Pursuant to the Universal Purchase Agreement, we entered into an Option Agreement with Fargo and Universal, dated March 30, 1994 (the "Universal Option Agreement"), pursuant to which Mr. Fargo granted Universal an option to purchase additional shares of common stock held by Fargo. Pursuant to the Universal Option Agreement, Universal purchased 1,216,598 additional shares of common stock from Fargo at a price of $9.10 per share on April 25, 1995 and 1,150,123 additional shares of common stock at a price of $14.62 per share on April 26, 1996, such that Universal became a 35% owner of us as of April 25, 1995 and a 45% owner of us as of April 26, 1996. In order to acquire sufficient shares of common stock for sale to Universal on each of the three sale dates, Fargo acquired such number of shares as was required for sale to Universal from our existing shareholders in simultaneous transactions.

     Pursuant to the Universal Purchase Agreement, we entered into a Shareholders' Agreement with Mr. Fargo and Universal dated March 30, 1994, as amended in October 1996 and March 1998, which restricts transfer of shares, rights of first refusal, voting provisions, registration rights and restrictions on corporate actions. Only the rights of first refusal between Universal and Fargo and the registration rights of Universal and Fargo survived the closing of the initial public offering of our common stock. For his services in connection with such transaction, Fargo was awarded a bonus of $1.0 million in March 1994. Fargo agreed to defer the payment of such bonus to a future date.

Transactions with Universal

     We have three merchandising license agreements with MCA/Universal Merchandising Inc., a subsidiary of Universal. Pursuant to an agreement dated May 23, 1994, we had the exclusive right to use the theme and characters of the Waterworld motion picture in software products for specified platforms. This right expired July 31, 1998. Pursuant to an agreement dated May 23, 1994, we have the non-exclusive right to use the theme and characters of the Casper motion picture in software products for specified platforms for a period of three years following the release of such motion picture. Pursuant to an agreement dated April 16, 1996, we have the exclusive right to the theme and characters of the Flipper motion picture for an interactive story book product on specified platforms until June 1, 2001. Each of the agreements provide for us to pay specified advances against royalties and for specified royalty guarantees. To date, we have paid a total of $0.6 million, $0.6 million and $30,000, respectively, in advances and royalty payments under such agreements.

     Pursuant to a letter agreement dated September 27, 1996 with Universal Interactive Studios, or UIS, a subsidiary of Universal, we have the exclusive distribution rights in North America for PlayStation versions of Disruptor, plus the exclusive rights to manufacture, publish and distribute Disruptor on any video game platform outside of North America. On August 16, 1995, we entered into an exclusive distribution agreement with UIS pursuant to which UIS agreed to distribute our interactive software products in Europe through UIS's affiliate, MCA Home Video, Inc. The distribution agreement was subsequently terminated. In June 1998, we paid UIS the remaining $1.4 million owed pursuant to this letter agreement.

                             PLAN OF DISTRIBUTION

     The shares of our Common Stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the Common Stock offered by this prospectus may be offered for sale from time to time on the Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may also offer to sell and sell the Common Stock offered pursuant to this prospectus in options transactions. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders.

     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.


     We will not receive any part of the proceeds from the sale of Common Stock. The selling stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act, in which event commissions received by such intermediary may be deemed to be underwriting commissions under the Securities Act. We will pay all expenses of the registration of securities covered by this prospectus. The selling stockholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

                                    EXPERTS

     The financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 15 to the financial statements.

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.  Other Expenses of Issuance and Distribution
-----------------------------------------------------

     The following sets forth the costs and expenses, all of which shall be borne by the Registrant, in connection with the offering of the shares of Common Stock pursuant to this Registration Statement:

          Securities and Exchange Commission Fee..  $ 9,923
          Accounting Fees and Expenses*...........    5,000
          Legal Fees and Expenses*................   10,000
          Printing Costs*.........................    1,000
          Miscellaneous Expenses*.................    1,000
                                                    -------
               Total..............................  $26,923
                                                    =======
     * Estimated

Item 15.  Indemnification of Directors and Officers.
---------------------------------------------------

     (a) As permitted by the Delaware law, the Registrant's amended and restated certificate of incorporation eliminates the liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent otherwise required by Delaware law. The Registrant also carries directors and officers liability insurance.

     (b) The Registrant's amended and restated certificate of incorporation provides that the Registrant will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was its director or officer against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the maximum extent authorized by Delaware law. The Registrant's bylaws provide for a similar indemnity to its directors and officers to the fullest extent authorized by Delaware law.

     (c) The Registrant has entered into indemnification agreements with each of its directors and officers providing for the indemnification of its directors and officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

Item 16.  Exhibits.
------------------

      5.1 Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation. *

     10.1 Stock Purchase Agreement dated March 18, 1999 by and between the Company and Titus Interactive SA (incorporated herein by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998).


     10.2 Stock Purchase Agreement dated July 20, 1999 by and among the Company, Titus Interactive SA and Brian Fargo (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the three month period ended June 30, 1999).

     10.3 Shareholders' Agreement dated March 30,1994 by and among the Company, MCA Inc., and Brian Fargo (incorporated by reference to Exhibit 4.2 of the Company's S-1 filed March 23, 1999).

     10.4 Warrant to Purchase Common Stock of Interplay Entertainment Corp. dated April 25, 2001 issued to Liolios Group, Inc. *

     10.5 Financial Public Relations Agreement dated August 7, 2000 by and among the Company and Liolios Group, Inc. *

     10.6 Stock Purchase Agreement between the Company and Titus Interactive S.A., dated April 14, 2000 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1999).


     23.1  Consent of Arthur Andersen LLP, independent public accountants.


     23.2 Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).


     24.1 Power of Attorney (incorporated herein by reference to the previously filed signature page to the registration statement in the Form S-3 filed on May 4, 2001 (File No. 333-60272) at page II-4).

     * Previously filed.



Item 17.  Undertakings.
----------------------

     The undersigned Registrant hereby undertakes:

     (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it has met all of the requirements for filing on Form S-3 and has caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 10th day of September, 2001.


                    INTERPLAY ENTERTAINMENT CORP.

                    By:  /s/ Brian Fargo
                         -------------------------------
                         Brian Fargo, Chairman and
                         Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.


            Signature                             Title                           Date
            ---------                             -----                           ----
/s/ Brian Fargo                    Chairman of the Board and Chief         September 10, 2001
---------------------------------  Executive Officer
Brian Fargo                        (Principal Executive Officer)


/s/ Manuel Marrero                 Chief Financial Officer and Chief       September 10, 2001
---------------------------------  Operating Officer (Principal
Manuel Marrero                     Financial Officer and
                                   Principal Accounting Officer)

             *
---------------------------------  Director                                September 10, 2001
R. Stanley Roach

             Signature                      Title                            Date
             ---------                      -----                            ----
         *
_________________________________  Director                              September 10, 2001
Richard S.F. Lehrberg

         *
_________________________________  Director                              September 10, 2001
Keven F. Baxter

_________________________________  Director                                     __
Herve Caen

_________________________________  Director                                     __
Eric Caen

* By: /s/ Manuel Marrero
      ---------------------------
      Manuel Marrero,
      Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                                                                        Sequential
Number     Description                                                         Page Number
------     -----------                                                         -----------
 5.1       Opinion of Stradling Yocca Carlson & Rauth, a Professional
           Corporation.*

10.1       Stock Purchase Agreement dated March 18, 1999 by and between the
           Company and Titus Interactive SA (incorporated herein by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

10.2       Stock Purchase Agreement dated July 20, 1999 by and among the
           Company, Titus Interactive SA and Brian Fargo (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form
           10-Q for the three month period ended June 30, 1999).

10.3       Shareholders' Agreement dated March 30,1994 by and among the Company,
           MCA Inc., and Brian Fargo (incorporated by reference to Exhibit 4.2 of the Company's S-1 filed March 23, 1999).

10.4       Warrant to Purchase Common Stock of Interplay Entertainment Corp.
           dated April 25, 2001 issued to Liolios Group, Inc. *

10.5 Financial Public Relations Agreement dated August 7, 2000 by and among the Company and Liolios Group, Inc. *

10.6       Stock Purchase Agreement between the Company and Titus Interactive
           S.A., dated April 14, 2000 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended
           December 31, 1999).

23.1       Consent of Arthur Andersen LLP, independent public accountants.

23.2       Consent of Stradling Yocca Carlson & Rauth, a Professional
           Corporation (included in Exhibit 5.1).

24.1 Power of Attorney (incorporated herein by reference to the previously filed signature page to the registration statement in the Form S-3 filed on May 4, 2001 (File No. 333-60272) at page II-4).


* Previously filed.



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